United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 30, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

30 November 2018

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 31 May 2018 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
26 November 2018	300	48.905	48.905	48.905000	BATS Global Markets (“BATS”)
26 November 2018	300	48.905	48.905	48.905000	Boston Stock Exchange (“BSE”)
26 November 2018	300	48.905	48.905	48.905000	BATS Global Markets Secondary Exchange (“BYX”)
26 November 2018	1,300	48.905	48.905	48.905000	CFX Alternative Trading (“CFX”)
26 November 2018	1,000	48.905	48.905	48.905000	IEX (“IEXG”)
26 November 2018	300	48.905	48.905	48.905000	NASDAQ (“NASDAQ”)
26 November 2018	125,000	48.47	49.11	48.803424	New York Stock Exchange (“NYSE”)
26 November 2018	900	48.905	48.905	48.905000	OTC Markets (“OTC”)
26 November 2018	300	48.905	48.905	48.905000	NYSE Arca (“PSE”)
26 November 2018	300	48.905	48.905	48.905000	CBOE EDGA Equity Exchange (“XDEA”)
27 November 2018	100,000	48.20	48.60	48.436799	NYSE
27 November 2018	5,000	48.4025	48.405	48.404850	OTC
27 November 2018	5,000	48.33	48.33	48.330000	PSE
28 November 2018	700	48.95	49.00	48.982857	BATS
28 November 2018	100	48.95	48.95	48.950000	BSE
28 November 2018	200	48.95	49.00	48.975000	BYX
28 November 2018	100	49.00	49.00	49.000000	CFX
28 November 2018	200	48.96	48.98	48.970000	IEXG
28 November 2018	1,015	48.95	49.00	48.974089	NASDAQ
28 November 2018	200	48.96	48.96	48.960000	NYSE - National Exchange (“NSX”)
28 November 2018	60,963	47.96	49.00	48.303098	NYSE
28 November 2018	300	48.95	49.00	48.983333	OTC
28 November 2018	819	48.95	49.00	48.983443	PSE
28 November 2018	200	48.95	49.00	48.975000	XDEA
28 November 2018	403	48.95	49.00	48.977519	CBOE EDGX Equity Exchange (“XDEX”)
29 November 2018	140,000	48.65	49.24	49.011759	NYSE
29 November 2018	100,000	48.83	49.12	48.920000	OTC

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc, (ISIN: GB00BDCPN049)
Dates of purchases:	26, 27, 28 and 29 November
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at: https://www.ccep.com/system/file_resources/4641/181130_Weekly_Buyback_Programme_trade_details_calcs.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: November 30, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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